Courtney Torgesen

Courtney Torgesen,*33,* is a Board Member and is the Chief Growth Officer at Daplie, Inc. He studied business at Brigham Young University and then earned a JD/MBA at Southern Illinois University. During college he worked in sales management at Vivint Smart Home. After graduate school, he pursued a career in technology sales. He started at VMware in Austin, Texas selling server and desktop cloud virtualization solutions to medium and large businesses. He has spent the last few years in regional sales management in New Jersey for Vivint Solar before coming on full-time at Daplie to manage international sales and distribution.